UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gener8 Maritime, Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y26889108(1)

(CUSIP Number)

June 24, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1)           The Gener8 Common Shares have no CUSIP number.  The CINS number for the ordinary shares is Y26889108.

1.

Names of Reporting Persons
ARF II Maritime Holdings LLC, a Delaware limited liability company, together with its sole member Aurora Resurgence Fund II L.P., a Delaware limited partnership, together with its general partner Aurora Resurgence Capital Partners II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,054,054

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,054,054

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,054,054

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.1*

12.	Type of Reporting Person PN, OO

*      Calculated based on 79,990,335 shares of Gener8 Common Shares to be outstanding immediately after the initial public offering of Gener8 Common Shares, as reported on Gener8’s Form 424B4 filed with the SEC on June 25, 2015.

1.	Names of Reporting Persons ARF II Maritime Equity Partners LP, a Delaware limited partnership, together with its general partner Aurora Resurgence Advisors II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 48,378

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 48,378

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.1%*

12.	Type of Reporting Person PN, OO

*      Calculated based on 79,990,335 shares of Gener8 Common Shares to be outstanding immediately after the initial public offering of Gener8 Common Shares, as reported on Gener8’s Form 424B4 filed with the SEC on June 25, 2015.

1.

Names of Reporting Persons
ARF II Maritime Equity Co-Investors LLC, a Delaware limited liability company, together with its general partner Aurora Resurgence Advisors II LLC, a Delaware limited liability company

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,162,162

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,162,162

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,162,162

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 2.7%*

12.	Type of Reporting Person OO

*      Calculated based on 79,990,335 shares of Gener8 Common Shares to be outstanding immediately after the initial public offering of Gener8 Common Shares, as reported on Gener8’s Form 424B4 filed with the SEC on June 25, 2015.

1.	Names of Reporting Persons Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,264,594*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,264,594*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 7.8%**

12.	Type of Reporting Person IN

*      Beneficial ownership is being reported hereunder solely because Mr. Parsky serves as a managing member of each of ARCP II (as hereinafter defined) and ARA II (as hereinafter defined).  ARCP II is the general partner of ARF II (as hereinafter defined) which is, in turn, the sole member of Aurora Holdings (as herein after defined).  ARA II is the general partner of ARF II MEP (as hereinafter defined) and the non-member manager of ARF II ME CO (as hereinafter defined).  Thus, Mr. Parksy may be deemed to have beneficial ownership of shares of Gener8 Common Shares held indirectly by ARCP II and ARA II.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Parksy that he is the beneficial owner of any shares of Gener8 Common Shares for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**   Calculated based on 79,990,335 shares of Gener8 Common Shares to be outstanding immediately after the initial public offering of Gener8 Common Shares, as reported on Gener8’s Form 424B4 filed with the SEC on June 25, 2015.

1.	Names of Reporting Persons Steven D. Smith

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,264,594*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,264,594*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row 9 7.8%**

12.	Type of Reporting Person IN

*      Beneficial ownership is being reported hereunder solely because Mr. Smith serves as a managing member of each of ARCP II and ARA II.  ARCP II is the general partner of ARF II which is, in turn, the sole member of Aurora Holdings.  ARA II is the general partner of ARF II MEP and the non-member manager of ARF II ME CO.  Thus, Mr. Smith may be deemed to have beneficial ownership of shares of Gener8 Common Shares held indirectly by ARCP II and ARA II.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Smith that he is the beneficial owner of any shares of Gener8 Common Shares for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**   Calculated based on 79,990,335 shares of Gener8 Common Shares to be outstanding immediately after the initial public offering of Gener8 Common Shares, as reported on Gener8’s Form 424B4 filed with the SEC on June 25, 2015.

Item 1(a).	Name of Issuer: Gener8 Maritime, Inc., a Marshall Islands corporation (“Gener8”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: 299 Park Avenue, Second Floor, New York, New York 10171.

Item 2(a).

Name of Person Filing:

This Schedule 13G is filed jointly by:

(1)   ARF II Maritime Holdings LLC, a Delaware limited liability company (“ARF II MH”).  The sole member of ARF II MH is ARF II (as defined below).

(2)   Aurora Resurgence Fund II L.P., a Delaware limited partnership (“ARF II”).  The general partner of ARF II is ARCP II (as defined below).

(3)   Aurora Resurgence Capital Partners II LLC, a Delaware limited liability company (“ARCP II”).

(4)   ARF II Maritime Equity Partners LP, a Delaware limited partnership (“ARF II MEP”).  The general partner of ARF II MEP is ARA II (as defined below).

(5)   Aurora Resurgence Advisors II LLC, a Delaware limited liability company (“ARA II”).

(6)   ARF II Maritime Equity Co-Investors LLC, a Delaware limited liability company (“ARF II ME CO”).  The non-member manager of ARF II ME CO is ARA II.

(7)   Gerald L. Parsky

(8)   Steven D. Smith

Item 2(b).

Address of Principal Business Office or, if none, Residence:

(1)   The principal business and office address of ARF II MH is:  c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(2)   The principal business and office address of ARF II is:  c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(3)   The principal business and office address of ARCP II is:  c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(4)   The principal business and office address of ARF II MEP is:  c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(5)   The principal business and office address of ARA II is:  c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(6)   The principal business and office address of ARF II ME CO is:  c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(7)   The principal business and office address of Gerald L. Parsky is:  c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

(8)   The principal business and office address of Steven D. Smith is:  c/o Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024.

Item 2(c).

Citizenship:

(1)   ARF II MH is a Delaware limited liability company.

(2)   ARF II is a Delaware limited partnership.

(3)   ARCP II is a Delaware limited liability company.

(4)   ARF II MEP is a Delaware limited partnership.

(5)   ARA II is a Delaware limited liability company.

(6)   ARF II ME CO is a Delaware limited liability company.

(7)   Gerald L. Parsky is a citizen of the United States.

(8)   Steven D. Smith is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Common Shares, par value $0.01 per share (the “Gener8 Common Shares”).
Item 2(e).	CUSIP Number: Y26889108(2)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
(k)	☐

Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Not Applicable.

(2)           The Gener8 Common Shares have no CUSIP number.  The CINS number for the ordinary shares is Y26889108.

Item 4.	Ownership.
(a)

Amount beneficially owned:

(1)   ARF II MH is the beneficial owner of 4,054,054 shares of Gener8 Common Shares.  ARF II, in its capacity as the sole member of ARF II MH, and ARCP II, in its capacity as the general partner of ARF II, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II MH.  Neither ARF II nor ARCP II is the record owner of any shares of Gener8 Common Shares and, as such, neither of them have sole beneficial ownership of any shares of Gener8 Common Shares.

(2)   ARF II MEP is the beneficial owner of 48,378 shares of Gener8 Common Shares.  ARA II, in its capacity as the general partner of ARF II MEP, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II MEP.  ARA II is not itself the record owner of any shares of Gener8 Common Shares and, as such, ARA II does not have sole beneficial ownership of any shares of Gener8 Common Shares.

(3)   ARF II ME CO is the beneficial owner of 2,162,162 shares of Gener8 Common Shares.  ARA II, in its capacity as the non-member manager of ARF II ME CO, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II ME CO.  ARA II is not itself the record owner of any shares of Gener8 Common Shares and, as such, ARA II does not have sole beneficial ownership of any shares of Gener8 Common Shares.

(4)   Gerald L. Parsky may be deemed to have beneficial ownership of 6,264,594 shares of Gener8 Common Shares due to his service as a managing member of each of ARCP II and ARA II.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Parsky that he is the beneficial owner of any shares of Gener8 Common Shares for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.*

(5)   Steven D. Smith may be deemed to have beneficial ownership of 6,264,594 shares of Gener8 Common Shares due to his service as a managing member of each of ARCP II and ARA II.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Smith that he is the beneficial owner of any shares of Gener8 Common Shares for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.**

(b)

Percent of class:(3)

(1)   ARF II MH is the beneficial owner of 5.1% of Gener8 Common Shares.  As discussed above, ARF II, in its capacity as the sole member of ARF II MH, and ARCP II, in its capacity as the general partner of ARF II, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II MH.

(2)   ARF II MEP is the beneficial owner of 0.1% of Gener8 Common Shares.  As discussed above, ARA II, in its capacity as the general partner of ARF II MEP, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II MEP.

(3)   ARF II ME CO is the beneficial owner of 2.7% of Gener8 Common Shares.  As discussed above, ARA II, in its capacity as the non-member manager of ARF II ME CO, may be deemed to have shared beneficial ownership of the same securities beneficially owned by ARF II ME CO.

(4)   Gerald L. Parsky may be deemed to have beneficial ownership of 7.8% of Gener8 Common Shares.*

(5)   Steven D. Smith may be deemed to have beneficial ownership of 7.8% of Gener8 Common Shares.**

(3)           Calculated based on 79,990,335 shares of Gener8 Common Shares to be outstanding immediately after the initial public offering of Gener8 Common Shares, as reported on Gener8’s Form 424B4 filed with the SEC on June 25, 2015.

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

(1)   ARF II MH has the sole power to vote or to direct the vote of 4,054,054 shares of Gener8 Common Shares.

(2)   ARF II MEP has the sole power to vote or to direct the vote of 48,378 shares of Gener8 Common Shares.

(3)   ARF II ME CO has the sole power to vote or to direct the vote of 2,162,162 shares of Gener8 Common Shares.

(4)   Gerald L. Parsky has the sole power to vote or to direct the vote of 0 shares of Gener8 Common Shares.

(5)   Steven D. Smith has the sole power to vote or to direct the vote of 0 shares of Gener8 Common Shares.

(ii)

Shared power to vote or to direct the vote:

(1)   ARF II MH has the shared power to vote or to direct the vote of 0 shares of Gener8 Common Shares.

(2)   ARF II MEP has the shared power to vote or to direct the vote of 0 shares of Gener8 Common Shares.

(3)   ARF II ME CO LLC has the shared power to vote or to direct the vote of 0 shares of Gener8 Common Shares.

(4)   Gerald L. Parsky has the shared power to vote or to direct the vote of 6,264,594 shares of Gener8 Common Shares.*

(5)   Steven D. Smith has the shared power to vote or to direct the vote of 6,264,594 shares of Gener8 Common Shares.**

(iii)

Sole power to dispose or to direct the disposition of:

(1)   ARF II MH has the sole power to dispose or to direct the disposition of 4,054,054 shares of Gener8 Common Shares.

(2)   ARF II MEP has the sole power to dispose or to direct the disposition of 48,378 shares of Gener8 Common Shares.

(3)   ARF II Co-Invest has the sole power to dispose or to direct the disposition of 2,162,162 shares of Gener8 Common Shares.

(4)   Gerald L. Parsky has the sole power to dispose or to direct the disposition of 0 shares of Gener8 Common Shares.

(5)   Steven D. Smith has the sole power to dispose or to direct the disposition of 0 shares of Gener8 Common Shares.

(iv)

Shared power to dispose or to direct the disposition of:

(1)   ARF II MH has the shared power to dispose or to direct the disposition of 0 shares of Gener8 Common Shares.

(2)   ARF II MEP has the shared power to dispose or to direct the disposition of 0 shares of Gener8 Common Shares.

(3)   ARF II ME CO has the shared power to dispose or to direct the disposition of 0 shares of Gener8 Common Shares.

(4)   Gerald L. Parsky has the shared power to dispose or to direct the disposition of 6,264,594 shares of Gener8 Common Shares.*

(5)   Steven D. Smith has the shared power to dispose or to direct the disposition of 6,264,594 shares of Gener8 Common Shares.**

*     Beneficial ownership is being reported hereunder solely because Mr. Parsky serves as a managing member of each of ARCP II and ARA II.  ARCP II is the general partner of ARF II which is, in turn, the sole member of Aurora Holdings.  ARA II is the general partner of ARF II MEP and the non-member manager of ARF II ME CO.  Thus, Mr. Parksy may be deemed to have beneficial ownership of shares of Gener8 Common Shares held indirectly by ARCP II and ARA II.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Parksy that he is the beneficial owner of any shares of Gener8 Common Shares for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**   Beneficial ownership is being reported hereunder solely because Mr. Smith serves as a managing member of each of ARCP II and ARA II.  ARCP II is the general partner of ARF II which is, in turn, the sole member of Aurora Holdings.  ARA II is the general partner of ARF II MEP and the non-member manager of ARF II ME CO.  Thus, Mr. Smith may be deemed to have beneficial ownership of shares of Gener8 Common Shares held indirectly by ARCP II and ARA II.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Mr. Smith that he is the beneficial owner of any shares of Gener8 Common Shares for purposes of Section 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

(1)   The right to receive dividends in respect of, or the proceeds from the sale of, the 4,054,054 shares of Gener8 Common Shares held of record by ARF II MH is governed by the limited liability company agreement of ARF II MH.

(2)   The right to receive dividends in respect of, or the proceeds from the sale of, the 48,378 shares of Gener8 Common Shares held of record by ARF II MEP is governed by the limited partnership agreement of ARF II MEP.

(3)   The right to receive dividends in respect of, or the proceeds from the sale of, the 2,162,162 shares of Gener8 Common Shares held of record by ARF II ME CO is governed by the limited liability company agreement of ARF II ME CO.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Consistent with Item 2 of the cover page for each reporting person above, each reporting person neither affirms nor confirms the existence of a group among them.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 26, 2015	ARF II MARITIME HOLDINGS LLC
	By:	Aurora Resurgence Fund II L.P.,
its sole member
	By:	Aurora Resurgence Capital Partners II LLC,
its general partner

	By:	/s/ Timothy J. Hart
		Name:	Timothy J. Hart
		Title:	Vice President, Secretary and General Counsel

Date: October 26, 2015	AURORA RESURGENCE FUND II, L.P.
	By:	Aurora Resurgence Capital Partners II LLC,
its general partner

	By:	/s/ Timothy J. Hart
		Name:	Timothy J. Hart
		Title:	Vice President, Secretary and General Counsel

Date: October 26, 2015	AURORA RESURGENCE CAPITAL PARTNERS II LLC

	By:	/s/ Timothy J. Hart
		Name:	Timothy J. Hart
		Title:	Vice President, Secretary and General Counsel

Date: October 26, 2015	ARF II MARITIME EQUITY PARTNERS LP
	By:	Aurora Resurgence Advisors II LLC,
its general partner

	By:	/s/ Timothy J. Hart
		Name:	Timothy J. Hart
		Title:	Vice President, Secretary and General Counsel

Date: October 26, 2015	AURORA RESURGENCE ADVISORS II LLC

	By:	/s/ Timothy J. Hart
		Name:	Timothy J. Hart
		Title:	Vice President, Secretary and General Counsel

Date: October 26, 2015	ARF II MARITIME EQUITY CO-INVESTORS LLC
	By:	Aurora Resurgence Advisors II LLC,
its general partner

	By:	/s/ Timothy J. Hart
		Name:	Timothy J. Hart
		Title:	Vice President, Secretary and General Counsel

Date: October 26, 2015			/s/ Gerald L. Parsky
Gerald L. Parsky

Date: October 26, 2015			/s/ Steven D. Smith
Steven D. Smith

Exhibit No.	Description

99.1	Joint Filing Agreement, dated October 26, 2015.